UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		841,197
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

841,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.62%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		47,383
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

47,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		888,580
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

888,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

888,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.94%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		888,580
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

888,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

888,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.94%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		888,680
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

888,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

888,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.94%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		888,680
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

888,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

888,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.94%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		888,680
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

888,680
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

888,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.94%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Marjorie L. Bowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Thomas M. Kibarian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Eugene R. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Margenett Moore-Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Dawn H. Robertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Georgina L. Russell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Hobart P. Sichel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 371532102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

As further disclosed in Item 4 below, effective April 20, 2021, Patricia M. Ross withdrew as a member of the group and ceased to be a Reporting Person hereunder.

Item 2 is hereby amended and restated to read as follows:

(a)                This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners GP”), which serves as the general partner of each of Legion Partners I and Legion Partners II;
(iv)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners II;
(v)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of each of Legion Partners Asset Management and Legion Partners GP;
(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(vii)	Raymond T. White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(viii)	Marjorie L. Bowen, as a nominee for the Board of Directors of the Issuer (the “Board”);
(ix)	Thomas M. Kibarian, as a nominee for the Board;
(x)	Eugene R. McCarthy, as a nominee for the Board;
(xi)	Margenett Moore-Roberts, as a nominee for the Board;
(xii)	Dawn H. Robertson, as a nominee for the Board;
(xiii)	Georgina L. Russell, as a nominee for the Board; and
(xiv)	Hobart P. Sichel, as a nominee for the Board (together with Mses. Bowen, Moore-Roberts, Robertson, and Russell, and Messrs. Kibarian and McCarthy, the “Nominees”).

16

CUSIP No. 371532102

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement and Joinder Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)                The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners GP, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025. The principal business address of Ms. Bowen is 225 6th Street, Manhattan Beach, CA 90266. The principal business address of Mr. Kibarian is 270 Bellevue Avenue #367, Newport, RI 02840. The principal business address of Mr. McCarthy is 95 Vermont Street, Long Beach, NY 11561. The principal business address of Ms. Moore-Roberts is 909 Third Avenue, 5th Floor, New York, NY 10022. The principal business address of Ms. Robertson is 3 Graphics Drive, Ewing, NJ 08628. The principal business address of Ms. Russell is 60 Hazel Lane, Piedmont, CA 94611. The principal business address of Mr. Sichel is 1570 River Road, New Hope, PA 18938.

(c)                The principal business of each of Legion Partners I and Legion Partners II is investing in securities. The principal business of Legion Partners GP is serving as the general partner of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal occupation of Ms. Bowen is managing her private investments. The principal occupation of Mr. Kibarian is serving as a freelance advisor. The principal occupation of Mr. McCarthy is serving as Founder and Chief Executive Officer of Top League Advisory. The principal occupation of Ms. Moore-Roberts is serving as Chief Inclusion & Diversity Officer at IPG DXTRA. The principal occupation of Ms. Robertson is serving as Chief Executive Officer of OnCampus Marketing, LLC. The principal occupation of Ms. Russell is serving as Founder of Chicane GP, LLC. The principal occupation of Mr. Sichel is serving as President of bps Captura, LLC.

(d)                No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Each of Mses. Bowen, Moore-Roberts, Robertson and Russell, and Messrs. Kibarian, Kiper, McCarthy, Sichel and White are citizens of the United States of America. Ms. Robertson is also a Citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

17

CUSIP No. 371532102

The aggregate purchase price of the 841,197 Shares owned directly by Legion Partners I is approximately $36,039,207, including brokerage commissions. The aggregate purchase price of the 47,383 Shares owned directly by Legion Partners II is approximately $2,031,423, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $3,612, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective April 20, 2021, Ms. Ross notified Legion Partners Holdings that she needed to withdraw her candidacy as a nominee for election at the Annual Meeting. Ms. Ross’ withdrawal was due to personal reasons and not as the result of any disagreement with Legion Partners Holdings. On April 22, 2021, Legion Partners Holdings submitted a supplement to its notice of shareholder nomination notifying the Issuer of the withdrawal of Ms. Ross as a nominee for the Board and nominating Mr. McCarthy as a nominee for the Board for election at the Annual Meeting, who Legion Partners Holdings believes has the necessary experience, qualifications, and skill sets to serve as a director of the Issuer, which are described in more detail in his biography below. Legion Partners Holdings intends to solicit proxies to elect Marjorie L. Bowen, Thomas M. Kibarian, Eugene R. McCarthy, Margenett Moore-Roberts, Dawn H. Robertson, Georgina L. Russell and Hobart P. Sichel to the Board at the Annual Meeting.

Eugene R. McCarthy, age 64, currently serves as the Founder and Chief Executive Officer of Top League Advisory, an advisory company with a focus on brand vision and strategy, since February 2019. Previously, Mr. McCarthy served as President and Chief Executive Officer of ASICS America Corporation, a subsidiary of ASICS Corporation (TYO: 7936), a manufacturer of general sporting goods and equipment, from September 2015 to February 2019, President of the Merrell Brand of Wolverine World Wide Inc. (NYSE: WWW), a manufacturer and seller of branded footwear and performance leathers, from August 2013 to May 2015, Senior Vice President of Footwear at Under Armour Inc. (NYSE: UA), a major developer, marketer, and distributer of branded performance products, from August 2009 to February 2013, Co-President of Timberland LLC, an American manufacturer and retailer of outdoors wear, from April 2006 to July 2009, and Senior Vice President of Product and Design at Reebok International Ltd., a British-American footwear and sportswear company, from July 2003 to November 2005. Earlier in his career, Mr. McCarthy served in a number of positions at Nike Inc. (NYSE: NIKE), an American corporation that is engaged in the design, manufacturing, and worldwide marketing of athletic apparel, footwear, equipment, accessories and services, from 1982 to 2003, including serving as Director of Sales for the Jordan Brand. Mr. McCarthy previously served as a member of the board of directors of the Two Ten Foundation, a non-profit organization that provides financial resources and counseling services to footwear industry employees, the Sports and Fitness Industry Association, a trade association of leading industry sports and fitness brands, suppliers, retailers and partners, Footwear Distributors and Retailers of America, a trade association that represents the majority of the footwear industry, and the Van Cortlandt Park Conservancy. Mr. McCarthy received his B.S. in Marketing from Fordham University.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,955,569 Shares outstanding as of March 12, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2021.

18

CUSIP No. 371532102

A.	Legion Partners I
(a)	As of the close of business on April 22, 2021, Legion Partners I beneficially owned 841,197 Shares.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 841,197
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 841,197

(c)	The transactions in the Shares by Legion Partners I since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on April 22, 2021, Legion Partners II beneficially owned 47,383 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 47,383
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 47,383

(c)	The transactions in the Shares by Legion Partners II since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 841,197 Shares owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: Approximately 5.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 888,580
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 888,580

(c)	Legion Partners GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
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D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II may be deemed the beneficial owner of the (i) 841,197 Shares owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: Approximately 5.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 888,580
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 888,580

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on April 22, 2021, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 841,197 Shares owned by Legion Partners I and (ii) 47,383 Shares owned by Legion Partners II.

Percentage: Approximately 5.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 888,680
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 888,680

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 841,197 Shares owned by Legion Partners I, (ii) 47,383 Shares owned by Legion Partners II and (iii) 100 Shares owned by Legion Partners Holdings.

Percentage: Approximately 5.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 888,680
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 888,680

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(c)	Neither of Messrs. Kiper and White has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Legion Partners I and Legion Partners II since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
G.	Mses. Bowen, Moore-Roberts, Robertson and Russell, and Messrs. Kibarian, McCarthy and Sichel
(a)	As of the close of business on April 22, 2021, no Nominee beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	No Nominee has entered into any transactions in the Shares since the filing of the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 22, 2021, Legion Partners Holdings and certain of its affiliates entered into a letter agreement (the “McCarthy Indemnification Agreement”) with Mr. McCarthy pursuant to which Legion Partners Holdings has agreed to indemnify Mr. McCarthy against claims arising from the Solicitation and any related transactions. The McCarthy Indemnification Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 22, 2021, the Reporting Persons entered into the Joinder Agreement (the “Joinder Agreement”) in connection with the Annual Meeting pursuant to which Mr. McCarthy agreed to become a party to and adhere to the terms of the Group Agreement. The Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Mr. McCarthy has granted Messrs. Kiper and White powers of attorney (the “McCarthy POA”) to execute certain SEC filings and other documents in connection with the Solicitation. The McCarthy Power of Attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	McCarthy Indemnification Agreement
99.2	Joinder Agreement
99.3	McCarthy POA

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2021

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

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/s/ Christopher S. Kiper

Christopher S. Kiper

Individually and as attorney-in-fact for Marjorie L. Bowen, Thomas M. Kibarian, Eugene R. McCarthy, Margenett Moore-Roberts, Dawn H. Robertson, Georgina L. Russell and Hobart P. Sichel

/s/ Raymond White
Raymond White

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SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Legion Partners, L.P. I

Purchase of Common Stock	49,645	43.6467	04/20/2021

Legion Partners, L.P. II

Purchase of Common Stock	2,857	43.6467	04/20/2021